EXHIBIT 99.1

Endeavour Silver Announces Q3 Financial Results; Earnings Conference Call at 10am PST (1pm EST) Today

VANCOUVER, British Columbia, Nov. 08, 2022 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to announce its unaudited financial and operating results for the three and nine months ended September 30, 2022. All amounts reported are in United States (US) dollars.

Dan Dickson, CEO, commented, “This quarter is a continuation of our strong operational performance. With production guidance reaffirmed, and a strong fourth quarter expected, we are feeling confident about our 2022 production results. Like the rest of the industry, profit margins are under pressure. The strength of the USD is weighing on commodity prices, and inflation is increasing direct costs. We are fortunate that the elevated grade profile at Guanacevi and strong operational performance has allowed us to stay within or near our guided cost ranges on a per ounce basis.”

“We continue to focus on business improvement and cost management initiatives, while being mindful of the future. Continuing to advance the Terronera project in a deliberate and disciplined manner towards a construction decision and the completion of the Pitarrilla acquisition, are both significant developments towards the future of the Company.”

Q3 2022 Highlights

  Continued Strong Production: 1,458,448 ounces (oz) of silver and 9,194 oz of gold for 2.2 million oz silver equivalent (AgEq) (1) at an 80:1 silver:gold ratio, totaling 6.3 million AgEq oz for the 9 months ended September 30, 2022. Strong year to date production reinforces delivery of 2022 guidance.
  Revenue Impacted by Withholding Metal Sales & Lower Realized Prices: Generated $40.4 million from the sale of 1,327,325 oz silver and 8,852 oz gold at average realized prices of $19.24 per oz silver and $1,678 per oz gold. Management continued to carry higher metal inventory totaling 1,527,549 oz silver and 3,210 oz gold of bullion inventory and 2,770 oz silver and 143 oz gold in concentrate inventory, with a market value of approximately $35 million at September 30, 2022.
  Operating Costs per Ounce In-Line with Guidance, Despite Industry-Wide Inflation: Cash costs(2) of $10.32 per oz payable silver and all-in sustaining costs (AISC)(2) of $20.27 per oz payable silver, net of gold credits.
  Negative Earnings and Lower Cash Flow Due to Impacted Revenue: Net loss of $1.5 million or $0.01 loss per share. $7.3 million in cash flow from operations before working capital changes(2) and mine operating cash flow before taxes(2) of $12.3 million. The Company continued to hold significant finished goods held at costs on the balance sheet at quarter end.
  Healthy Balance Sheet: Cash position of $69.2 million and $101.6 million in working capital(2). Cash decreased in the quarter, as funds were spent to complete the acquisition of the Pitarrilla Project with a $35 million cash payment and early works expenditures to advance the Terronera project.

  Strong Liquidity Remains: While the cash balance decreased during the quarter, the realized sale of finished goods inventory, with a market value of approximately $35 million at quarter end, would imply a cash balance closer to $100 million.

  Advancing the Terronera Project: Work continued on predevelopment activities initiated last year including detailed engineering, critical contracts, procurement of long-lead items and road and camp construction. The Company intends to make a formal construction decision subject to completion of a financing package and receipt of additional amended permits in the coming months. Budgeted development expenditures for 2022 are estimated to be $41.0 million.

  Completed the Acquisition of the Pitarrilla Project: The world’s largest undeveloped silver project that will form the cornerstone of the Company’s growth profile, together with Terronera and Parral (see News Release dated July 6, 2022).

  Divested the El Compas Property to Grupo ROSGO: Completed the sale of the property and the plant for US$5 million over five years (see News Release dated September 12, 2022).

Financial Overview (see appendix for consolidated financial statements)

Three Months Ended September 30			Q3 2022 Highlights	Nine Months Ended September 30
2022	2021	% Change		2022	2021	% Change
			Production
1,458,448	1,305,399	12%	Silver ounces produced	4,132,610	3,427,223	21%
9,194	10,541	(13%)	Gold ounces produced	27,178	32,816	(17%)
1,445,880	1,295,126	12%	Payable silver ounces produced	4,095,696	3,394,103	21%
9,039	10,328	(12%)	Payable gold ounces produced	26,705	32,177	(17%)
2,193,968	2,148,679	2%	Silver equivalent ounces produced(1)	6,306,850	6,052,503	4%
10.32	8.16	27%	Cash costs per silver ounce(2)(3)	10.21	9.59	6%
14.31	13.14	9%	Total production costs per ounce(2)(4)	14.56	15.84	(8%)
20.27	17.46	16%	All-in sustaining costs per ounce (2)(5)	20.24	20.70	(2%)
202,745	222,461	(9%)	Processed tonnes	610,253	673,932	(9%)
131.61	115.57	14%	Direct operating costs per tonne(2)(6)	128.99	116.14	11%
146.30	130.38	12%	Direct costs per tonne(2)(6)	147.65	133.12	11%
13.12	13.98	(6%)	Silver co-product cash costs(7)	14.15	15.86	(11%)
1,144	1,020	12%	Gold co-product cash costs(7)	1,163	1,078	8%
			Financial
39.7	34.6	15%	Revenue ($ millions)	128.2	116.8	10%
1,327,325	699,539	90%	Silver ounces sold	3,647,987	2,443,184	49%
8,852	9,925	(11%)	Gold ounces sold	27,025	30,398	(11%)
19.24	24.56	(22%)	Realized silver price per ounce	22.24	26.26	(15%)
1,678	1,791	(6%)	Realized gold price per ounce	1,827	1,784	2%
(1.5)	(4.5)	(67%)	Net earnings (loss) ($ millions)	(1.8)	14.4	(112%)
(3.1)	(1.5)	106%	Adjusted net earnings (loss) (11) ($ millions)	(1.1)	(5.2)	78%
5.1	8.3	(38%)	Mine operating earnings ($ millions)	29.9	24.1	24%
12.3	13.2	(7%)	Mine operating cash flow before taxes ($ millions)(8)	47.8	43.7	9%
7.3	7.7	(4%)	Operating cash flow before working capital changes(9)	31.6	21.6	46%
7.9	4.4	81%	EBITDA(10) ($ millions)	29.2	44.2	(34%)
101.6	128.7	(21%)	Working capital (12) ($ millions)	101.6	128.7	(21%)
			Shareholders
(0.01)	(0.03)	(67%)	Earnings (loss) per share – basic ($)	(0.01)	0.09	(111%)
0.04	0.04	(14%)	Operating cash flow before working capital changes per share(9)	0.17	0.13	35%
189,241,367	170,432,326	11%	Weighted average shares outstanding	180,655,842	166,201,727	9%

(1) Silver equivalent (AgEq) is calculated using an 80:1 silver:gold ratio.

(2) These are non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios are provided at the end of this press release and in the MD&A accompanying the Company’s financial statements, which can be viewed on the Company’s website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

For the three months ended September 30, 2022, net revenue, increased by 15% to $39.7 million (Q3 2021: $34.6 million).

Gross sales of $40.4 million in Q3 2022 represented a 15% increase over the $35.0 million in Q3 2021. Silver oz sold increased by 90%, due to both a 12% increase in silver production and a significantly smaller buildup of finished goods inventory during Q3, 2022 compared to Q3, 2021.   There was a 22% decrease in the realized silver price resulting in a 48% increase to silver sales. Gold oz sold decreased 11% with a 6% decrease in realized gold prices resulting in a 16% decrease in gold sales. The decrease in gold sales is primarily driven by the decreased gold grades at the Bolañitos mine and the suspension of production from the El Compas mine. During the period, the Company sold 1,327,325 oz silver and 8,852 oz gold, for realized prices of $19.24 and $1,678 per oz, respectively, compared to sales of 699,539 oz silver and 9,925 oz gold, for realized prices of $24.56 and $1,791 per oz, respectively, in the same period of 2021. For the three months ended September 30, 2022, the realized prices of silver and gold were within 3% of the London spot prices. Silver and gold London spot prices averaged $19.23 and $1,729, respectively, during the three months ended September 30, 2022

The Company increased its finished goods silver and finished goods gold inventory to 1,530,319 oz silver and 3,353 oz gold, at September 30, 2022 compared to 1,411,764 oz silver and 3,167 oz gold at June 30, 2022. The cost allocated to these finished goods was $22.1 million at September 30, 2022, compared to $20.8 million at June 30, 2022 and $18.3 million at September 30, 2021. At September 30, 2022, the finished goods inventory fair market value was $34.7 million, compared to $34.5 million at June 30, 2022. Earnings and other financial metrics, including mine operating cash flow(2), operating cash flow(2) and EBITDA(2) were impacted by the withholding of sales during Q3 2022.

Cost of sales for Q3, 2022 was $34.5 million, an increase of 31% over the cost of sales of $26.3 million for Q3, 2021. The cost of sales in Q3, 2022 was impacted by increased input costs and slightly impacted by the delay in recognition of costs associated with the increase in the quantity of silver ounces in finished goods at the end of the period. Overall costs for Q3, 2022 were impacted by higher labour, power and consumables costs as the Company is experiencing significant inflationary pressures. During Q3, 2022, the Company also recorded an allowance on the valuation of warehouse inventory of $1.3 million (Q3, 2021 – Nil).

In Q3, 2022, the Company had an operating loss of $1.3 million (Q3, 2021 – operating earnings of $3.0 million) after exploration and evaluations costs of $4.0 million (Q3, 2021 – $4.7 million), general and administrative expense of $2.2 million (Q3, 2021 – expense recovery $0.5 million), and care and maintenance expense of $0.2 million (Q3, 2021 – $0.4 million). In the three months ended September 30, 2021 operating earnings included $0.7 million in severance costs related to the suspension of the operations at the El Compas mine.

The earnings before taxes for Q3, 2022 was $1.7 million (Q3, 2021 – loss $0.8 million) after finance costs of $0.3 million (Q3, 2021 – $0.2 million), a foreign exchange gain of $0.8 million (Q3, 2021 –foreign exchange loss of $1.2 million), gain on assets disposal of $2.8 million (Q3, 2021 -$Nil) and investment and other expense of $0.3 million (Q3, 2021 –$2.4 million).

The Company realized a net loss for the period of $1.5 million (Q3, 2021 –$4.5 million) after an income tax expense of $3.2 million (Q3, 2021 – $3.7 million). In Q3, 2022 earnings were impacted by a $1.1 million mark-to-market adjustment resulting in an unrealized loss on investments included in investment and other expense (Q3, 2021 - $3.0 million).

Current income tax expense increased to $1.2 million (Q3 2021 - $0.7 million) due to increased profitability impacting the income tax and special mining duty, while deferred income tax expense of $2.0 million is primarily due to the estimated use of loss carryforwards to reduce taxable income generated at both Guanaceví and Bolañitos (Q3 2021 – $3.0 million).

Direct operating costs(2) on a per tonne basis increased to $131.61, up 14% compared with Q3 2021 due to higher operating costs at Guanaceví and Bolañitos and a reduction in ore tonnes processed. Guanaceví and Bolañitos have seen increased labour, power and consumables costs and at Guanaceví, increased third party ore purchased and operating development have increased compared to the prior year.

Consolidated cash costs per oz(2), net of by-product credits increased 27% to $10.32 driven by increased direct costs per tonne(2) and a reduction in by-product gold sales, offset by increased ore grades. AISC(2) increased by 16% on a per oz basis compared to Q3, 2021 as a result of the increased cash costs(2) and increased allocated general and administrative costs offset by a slight reduction in sustaining capital expenditures

The complete financial statements and management’s discussion & analysis can be viewed on the Company’s website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request. To receive this material in hard copy, please contact Investor Relations at 604-640-4804, toll free at 1-877-685-9775 or by email at gmeleger@edrsilver.com.

Conference Call

A conference call to discuss the Company’s Q3 2022 financial results will be held today at 10:00 a.m. PST / 1:00 p.m. EST. To participate in the conference call, please dial the numbers below.

Date & Time:	Tuesday, November 8, 2022 at 10:00 a.m. PST / 1:00 p.m. EST

Telephone:	Toll-free in Canada and the US +1-800-319-4610 Local or International +1-604-638-5340 Please allow up to 10 minutes to be connected to the conference call.

Replay:	A replay of the conference call will be available by dialing (toll-free) +1-800-319-6413 in Canada and the US (toll-free) or +1-604-638-9010 outside of Canada and the US. The replay passcode is 9479#. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is currently advancing the Terronera project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Vice President of Investor Relations
Tel: (604)640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Endnotes

1 Silver equivalent (AgEq)

AgEq is calculated using an 80:1 silver:gold ratio.

2 Non-IFRS and Other Financial Measures and Ratios

Certain non-IFRS and other non-financial measures and ratios are included in this press release, including cash costs per silver ounce, total production costs per ounce, all-in costs per ounce, all-in sustaining cost (“AISC”) per ounce, direct operating costs per tonne, direct costs per tonne, silver co-product cash costs, gold co-product cash costs, realized silver price per ounce, realized gold price per ounce, adjusted net earnings (loss) adjusted net earnings (loss) per share, mine operating cash flow before taxes, working capital, operating cash flow before working capital adjustments, operating cash flow before working capital changes per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA per share and sustaining and growth capital.

Please see the September 30, 2022 MD&A for explanations and discussion of these non-IFRS and other non-financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide management and investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other non-financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS measures have been incorporated by reference and can be found in the section “Non-IFRS Measures” in the September 30, 2022 MD&A available on SEDAR at www.sedar.com.

Reconciliation of Working Capital

Expressed in thousands US dollars	As at September 30, 2022	As at December 31, 2021
Current assets	$139,925	$161,762
Current liabilities	38,307	40,554
Working capital	$101,618	$121,208

Reconciliation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
(except for share numbers and per share amounts)	2022	2021	2022	2021
Net earnings (loss) for the period per financial statements	($1,499)	($4,479)	($1,760)	$14,426
Impairment (reversal) of non-current assets, net of tax	-	-	-	(16,791)
Gain on disposal of El Cubo mine and equipment, net of tax	-	-	-	(5,807)
Gain on disposal of El Compas mine and equipment, net of tax	(2,733)	-	(2,733)	-
Change in fair value of investments	1,097	2,959	3,366	2,968
Adjusted net earnings (loss)	($3,135)	($1,520)	($1,127)	($5,204)
Basic weighted average share outstanding	189,241,367	170,432,326	180,655,842	166,201,727
Adjusted net earnings (loss) per share	($0.02)	($0.01)	($0.01)	($0.03)

Reconciliation of Mine Operating Cash Flow Before Taxes

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Mine operating earnings per financial statements	$5,129	$8,277	$29,870	$24,146
Share-based compensation	113	105	353	334
Amortization and depletion	5,753	4,843	16,234	18,963
Write down of inventory to net realizable value	$1,323	-	1,323	272
Mine operating cash flow before taxes	$12,318	$13,225	$47,780	$43,715

Reconciliation of Operating Cash Flow Before Working Capital Changes and Operating Cash Flow Before Working Capital Changes Per Share

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
(except for per share amounts)	2022	2021	2022	2021
Cash from (used in) operating activities per financial statements	$7,417	($153)	$10,602	$5,391
Net changes in non-cash working capital per financial statements	85	(7,808)	(20,957)	(16,168)
Operating cash flow before working capital changes	$7,332	$7,655	$31,559	$21,559
Basic weighted average shares outstanding	189,241,367	170,432,326	180,655,842	166,201,727
Operating cash flow before working capital changes per share	$0.04	$0.04	$0.17	$0.13

Reconciliation of EBITDA and Adjusted EBITDA

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Net earnings (loss) for the period per financial statements	($1,499)	($4,479)	($1,760)	$14,426
Depreciation and depletion – cost of sales	5,753	4,843	16,234	18,963
Depreciation and depletion – exploration	143	87	348	238
Depreciation and depletion – general & administration	57	30	156	102
Depreciation and depletion – care & maintenance	10	21	70	25
Depreciation and depletion – inventory write down	-	-	-	6
Finance costs	194	195	583	702
Current income tax expense	1,186	659	3,526	2,476
Deferred income tax expense	2,053	3,017	10,027	7,260
EBITDA	$7,897	$4,373	$29,184	$44,198
Share based compensation	760	725	3,259	2,918
Impairment (reversal) of non-current assets, net of tax	-	-	-	(16,791)
Gain on disposal of El Cubo mine and equipment, net of tax	-	-	-	(5,807)
Gain on disposal of El Compas mine and equipment, net of tax	(2,733)	-	(2,733)	-
Change in fair value of investments	1,097	2,959	3,366	2,968
Adjusted EBITDA	$7,021	$8,057	$33,076	$27,486

Reconciliation of Cash Cost Per Silver Ounce, Total Production Costs Per Ounce, Direct Operating Costs Per Tonne, Direct Costs Per Tonne

Expressed in thousands US dollars	Three Months Ended September 30, 2022			Three Months Ended September 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$15,156	$9,354	$24,510	$9,299	$6,692	$2,648	$18,639
Smelting and refining costs included in net revenue	-	744	744	-	350	42	392
Opening finished goods	(16,164)	(681)	(16,845)	(6,985)	(408)	(1,145)	(8,538)
Finished goods NRV adjustment	-	-	-	-	-	-	-
Closing finished goods	18,080	195	18,275	12,910	2,306	-	15,216
Direct operating costs	17,072	9,612	26,684	15,224	8,940	1,545	25,709
Royalties	2,762	59	2,821	2,595	48	55	2,698
Special mining duty (1)	241	(85)	156	801	(203)	-	598
Direct costs	20,075	9,586	29,661	18,620	8,785	1,600	29,005
By-product gold sales	(5,237)	(9,615)	(14,852)	(7,673)	(7,827)	(2,274)	(17,774)
Opening gold inventory fair market value	4,662	1,061	5,723	3,349	633	1,038	5,020
Closing gold inventory fair market value	(5,368)	(240)	(5,608)	(2,127)	(3,560)	-	(5,687)
Cash costs net of by-product	14,132	792	14,924	12,169	(1,969)	364	10,564
Amortization and depletion	3,119	2,634	5,753	1,683	3,071	89	4,843
Share-based compensation	56	57	113	44	45	16	105
Opening finished goods depreciation and depletion	(3,733)	(199)	(3,932)	(1,333)	(220)	(30)	(1,583)
NRV depreciation cost adjustment	-	-	-	-	-	-	-
Closing finished goods depreciation and depletion	3,776	60	3,836	1,920	1,171	-	3,091
Total production costs	$17,350	$3,344	$20,694	$14,483	$2,098	$439	$17,020

	Three Months Ended September 30, 2022			Three Months Ended September 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	97,728	105,017	202,745	105,496	107,752	9,213	222,461
Payable silver ounces	1,328,193	117,687	1,445,880	1,170,645	117,078	7,403	1,295,126
Cash costs per silver ounce	$10.64	$6.73	$10.32	$10.40	($16.82)	$49.17	$8.16
Total production costs per ounce	$13.06	$28.41	$14.31	$12.37	$17.92	$59.30	$13.14
Direct operating costs per tonne	$174.69	$91.53	$131.61	$144.31	$82.97	$167.70	$115.57
Direct costs per tonne	$205.42	$91.28	$146.30	$176.50	$81.53	$173.67	$130.38

Expressed in thousands US dollars	Nine Months Ended September 30, 2022			Nine Months Ended September 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$40,837	$30,222	$71,059	$33,072	$21,567	$8,951	$63,590
Smelting and refining costs included in net revenue	-	2,335	2,335	-	1,353	248	1,601
Opening finished goods	(10,093)	(2,857)	(12,950)	(1,509)	(250)	(642)	(2,401)
Finished goods NRV adjustment	-	-	-	-	-	266	266
Closing finished goods	18,080	195	18,275	12,910	2,306	-	15,216
Direct operating costs	48,824	29,895	78,719	44,473	24,976	8,823	78,272
Royalties	9,124	208	9,332	8,966	186	346	9,498
Special mining duty (1)	1,767	286	2,053	1,742	205	-	1,947
Direct costs	59,715	30,389	90,104	55,181	25,367	9,169	89,717
By-product gold sales	(15,978)	(33,405)	(49,383)	(15,346)	(30,265)	(8,626)	(54,237)
Opening gold inventory fair market value	1,900	4,784	6,684	735	746	1,283	2,764
Closing gold inventory fair market value	(5,368)	(240)	(5,608)	(2,127)	(3,560)	-	(5,687)
Cash costs net of by-product	40,269	1,528	41,797	38,443	(7,712)	1,826	32,557
Amortization and depletion	7,969	8,265	16,234	5,763	10,664	2,536	18,963
Share-based compensation	176	177	353	137	136	61	334
Opening finished goods depreciation and depletion	(1,965)	(635)	(2,600)	(271)	(104)	(804)	(1,179)
NRV depreciation and depletion cost adjustment	-	-	-	-	-	6	6
Closing finished goods depreciation and depletion	3,776	60	3,836	1,920	1,171	-	3,091
Total production costs	$50,225	$9,395	$59,620	$45,992	$4,155	$3,625	$53,772

	Nine Months Ended September 30, 2022			Nine Months Ended September 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	292,998	317,255	610,253	306,021	313,356	54,555	673,932
Payable silver ounces	3,649,209	446,487	4,095,696	3,022,531	328,522	43,050	3,394,103
Cash costs per silver ounce	$11.03	$3.42	$10.21	$12.72	($23.47)	$42.42	$9.59
Total production costs per ounce	$13.76	$21.04	$14.56	$15.22	$12.65	$84.20	$15.84
Direct operating costs per tonne	$166.64	$94.23	$128.99	$145.33	$79.70	$161.73	$116.14
Direct costs per tonne	$203.81	$95.79	$147.65	$180.32	$80.95	$168.07	$133.12

Expressed in thousands US dollars	September 30, 2022			September 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Closing finished goods	18,080	195	18,275	12,910	2,306	-	15,216
Closing finished goods depletion	3,776	60	3,836	1,920	1,171	-	3,091
Finished goods inventory	$21,856	$255	$22,111	$14,830	$3,477	$0	$18,307

Reconciliation of All-In Costs Per Ounce and AISC per ounce

Expressed in thousands US dollars	Three Months Ended September 30, 2022			Three Months Ended September 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Cash costs net of by-product	$14,132	$792	$14,924	$12,169	($1,969)	$364	$10,564
Operations share-based compensation	56	57	113	44	45	16	105
Corporate general and administrative	1,200	414	1,614	(781)	(389)	(79)	(1,249)
Corporate share-based compensation	405	125	530	436	216	44	697
Reclamation - amortization/accretion	64	52	116	13	11	2	26
Mine site expensed exploration	316	305	621	366	229	3	598
Intangible payments	-	-	-	61	30	6	97
Equipment loan payments	245	489	734	245	501	-	746
Capital expenditures sustaining	7,212	3,439	10,651	6,322	4,706	-	11,028
All-In-Sustaining Costs	$23,629	$5,674	$29,303	$18,875	$3,381	$357	$22,612
Growth exploration and evaluation			3,142				4,053
Growth capital expenditures			6,240				2,303
All-In-Costs			$38,685				$28,968

	Three Months Ended September 30, 2022			Three Months Ended September 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	97,728	105,017	202,745	105,496	107,752	9,213	222,461
Payable silver ounces	1,328,193	117,687	1,445,880	1,170,645	117,078	7,403	1,295,126
Silver equivalent production (ounces)	1,623,550	570,418	2,193,968	1,462,568	621,083	65,028	2,148,679
Sustaining cost per ounce	$17.79	$48.21	$20.27	$16.12	$28.88	$48.16	$17.46
All-In-costs per ounce			$26.76				$22.37

Expressed in thousands US dollars	Nine Months Ended September 30, 2022			Nine Months Ended September 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Cash costs net of by-product	$40,269	$1,528	$41,797	$38,443	($7,712)	$1,826	$32,557
Operations share-based compensation	176	177	353	137	136	61	334
Corporate general and administrative	3,668	1,445	5,113	3,026	1,504	307	4,837
Corporate share-based compensation	1,849	728	2,577	1,473	732	149	2,355
Reclamation - amortization/accretion	198	158	356	38	33	7	78
Mine site expensed exploration	1,028	863	1,891	1,360	768	198	2,326
Intangible payments	29	12	41	178	88	18	284
Equipment loan payments	736	1,466	2,202	853	1,593	-	2,446
Capital expenditures sustaining	19,908	8,653	28,561	14,222	10,806	-	25,028
All-In-Sustaining Costs	$67,861	$15,030	$82,891	$59,730	$7,949	$2,567	$70,245
Growth exploration and evaluation			8,456				11,023
Growth capital expenditures			16,778				3,737
All-In-Costs			$108,125				$85,005

	Nine Months Ended September 30, 2022			Nine Months Ended September 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	292,998	317,255	610,253	306,021	313,356	54,555	673,932
Payable silver ounces	3,649,209	446,487	4,095,696	3,022,531	328,522	43,050	3,394,103
Silver equivalent production (ounces)	4,524,110	1,782,740	6,306,850	3,786,186	1,882,154	384,163	6,052,503
Sustaining cost per ounce	$18.60	$33.66	$20.24	$19.76	$24.20	$59.62	$20.70
All-In-costs per ounce			$26.40				$25.04

Reconciliation of Sustaining Capital and Growth Capital

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Capital expenditures sustaining	$10,651	$11,028	$28,561	$25,028
Growth capital expenditures	6,240	2,303	16,778	3,737
Acquisition capital expenditures	35,998	10,042	35,998	10,042
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$52,889	$23,373	$81,337	$38,807

Reconciliation of Silver Co-Product Cash Costs and Gold Co-Product Cash Costs

Expressed in thousands US dollars	Three Months Ended September 30, 2022			Three Months Ended September 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$15,156	$9,354	$24,510	$9,299	$6,692	$2,648	$18,639
Smelting and refining costs included in net revenue	-	744	744	-	350	42	392
Royalties	2,762	59	2,821	2,595	48	55	2,698
Special mining duty (1)	241	(85)	156	801	(203)	-	598
Opening finished goods	(16,164)	(681)	(16,845)	(6,985)	(408)	(1,145)	(8,538)
Closing finished goods	18,080	195	18,275	12,910	2,306	-	15,216
Direct costs	$20,075	$9,586	$29,661	$18,620	$8,785	$1,600	$29,005

	Three Months Ended September 30, 2022			Three Months Ended September 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Silver production (ounces)	1,332,190	126,258	1,458,448	1,174,168	123,883	7,348	1,305,399
Average realized silver price ($)	19.24	19.24	19.24	24.56	24.56	24.56	24.56
Silver value ($)	25,634,615	2,429,515	28,064,129	28,837,566	3,042,566	180,467	32,060,599
Gold production (ounces)	3,642	5,552	9,194	3,605	6,215	721	10,541
Average realized gold price ($)	1,678	1,678	1,678	1,791	1,791	1,791	1,791
Gold value ($)	6,110,595	9,315,217	15,425,812	6,456,555	11,131,065	1,291,311	18,878,931
Total metal value ($)	31,745,209	11,744,732	43,489,941	35,294,121	14,173,631	1,471,778	50,939,530
Pro-rated silver costs (%)	81%	21%	65%	82%	21%	12%	63%
Pro-rated gold costs (%)	19%	79%	35%	18%	79%	88%	37%
Pro-rated silver costs ($)	16,211	1,983	19,140	15,214	1,886	196	18,255
Pro-rated gold costs ($)	3,864	7,603	10,521	3,406	6,899	1,404	10,750
Silver co-product cash costs ($)	12.17	15.71	13.12	12.96	15.22	26.70	13.98
Gold co-product cash costs ($)	1,061	1,369	1,144	945	1,110	1,947	1,020

Expressed in thousands US dollars	Nine Months Ended September 30, 2022			Nine Months Ended September 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$40,837	$30,222	$71,059	$33,072	$21,567	$8,951	$63,590
Smelting and refining costs included in net revenue	-	$2,335	$2,335	-	1,353	248	1,601
Royalties	9,124	208	9,332	8,966	186	346	9,498
Special mining duty (1)	1,767	286	2,053	1,742	205	-	1,947
Opening finished goods	(10,093)	(2,857)	(12,950)	(1,509)	(250)	(642)	(2,401)
Finished goods NRV adjustment	-	-	-	-	-	266	266
Closing finished goods	18,080	195	18,275	12,910	2,306	-	15,216
Direct costs	59,715	30,389	90,104	55,181	25,367	9,169	89,717

	Nine Months Ended September 30, 2022			Nine Months Ended September 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Silver production (ounces)	3,660,190	472,420	4,132,610	3,031,626	350,154	45,443	3,427,223
Average realized silver price ($)	22.24	22.24	22.24	26.26	26.26	26.26	26.26
Silver value ($)	81,394,367	10,505,555	91,899,922	79,610,499	9,195,044	1,193,333	89,998,876
Gold production (ounces)	10,799	16,379	27,178	9,432	19,150	4,234	32,816
Average realized gold price ($)	1,827	1,827	1,827	1,784	1,784	1,784	1,784
Gold value ($)	19,733,100	29,929,479	49,662,578	16,826,688	34,163,600	7,553,456	58,543,744
Total metal value ($)	101,127,467	40,435,033	141,562,500	96,437,187	43,358,644	8,746,789	148,542,620
Pro-rated silver costs (%)	80%	26%	65%	83%	21%	14%	61%
Pro-rated gold costs (%)	20%	74%	35%	17%	79%	86%	39%
Pro-rated silver costs ($)	48,063	7,895	58,494	45,553	5,380	1,251	54,358
Pro-rated gold costs ($)	11,652	22,494	31,610	9,628	19,987	7,918	35,359
Silver co-product cash costs ($)	13.13	16.71	14.15	15.03	15.36	27.53	15.86
Gold co-product cash costs ($)	1,079	1,373	1,163	1,021	1,044	1,870	1,078

Reconciliation of Realized Silver Price Per Ounce and Realized Gold Price Per Ounce

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Gross silver sales	$25,541	$17,180	$81,123	$64,167
Silver ounces sold	1,327,325	699,539	3,647,987	2,443,184
Realized silver price per ounces	$19.24	$24.56	$22.24	$26.26

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Gross gold sales	$14,852	$17,774	$49,383	$54,237
Gold ounces sold	8,852	9,925	27,025	30,398
Realized gold price per ounces	$1,678	$1,791	$1,827	$1,784

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2022 including changes in mining operations and forecasts of production levels, anticipated production costs and all-in sustaining costs, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities available at www.sedar.com.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Appendix

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE EARNINGS
(unaudited – prepared by management)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021

Revenue	$39,649	$34,562	$128,171	$116,803
Cost of sales:
Direct production costs	24,510	18,639	71,059	63,590
Royalties	2,821	2,698	9,332	9,498
Share-based payments	113	105	353	334
Depreciation, depletion and amortization	5,753	4,843	16,234	18,963
Write down of inventory to net realizable value	1,323	-	1,323	272
	34,520	26,285	98,301	92,657
Mine operating earnings	5,129	8,277	29,870	24,146
Expenses:
Exploration and evaluation	4,023	4,660	11,023	13,815
General and administrative	2,201	(522)	7,846	7,294
Care and maintenance costs	203	364	582	940
Severance costs	-	737	-	737
Impairment (reversal of impairment) of non-current assets, net	-	-	-	(16,791)
Write off of exploration properties	-	-	500	-
	6,427	5,239	19,951	5,995

Operating earnings (loss)	(1,298)	3,038	9,919	18,151

Finance costs	311	195	945	702

Other income (expense):
Foreign exchange gain (loss)	841	(1,184)	1,363	(1,219)
Gain on asset disposal	2,780	-	2,780	5,841
Investment and other	(272)	(2,462)	(1,324)	2,091
	3,349	(3,646)	2,819	6,713
Earnings (loss) before income taxes	1,740	(803)	11,793	24,162
Income tax expense:
Current income tax expense	1,186	659	3,526	2,476
Deferred income tax expense	2,053	3,017	10,027	7,260
	3,239	3,676	13,553	9,736
Net earnings (loss) and comprehensive earnings (loss) for the period	$(1,499)	$(4,479)	$(1,760)	$14,426
Basic earnings (loss) per share based on net earnings	$(0.01)	$(0.03)	$(0.01)	$0.09
Diluted earnings (loss) per share based on net earnings	$(0.01)	$(0.03)	$(0.01)	$0.09
Basic weighted average number of shares outstanding	189,241,367	170,432,326	180,655,842	166,201,727
Diluted weighted average number of shares outstanding	189,241,367	170,432,326	180,655,842	169,628,783

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited – prepared by management)
(expressed in thousands of US dollars)

	September 30,	December 31,
	2022	2021

ASSETS
Current assets
Cash and cash equivalents	$69,193	$103,303
Other investments	8,146	11,200
Accounts and other receivable	11,301	14,462
Income tax receivable	2,474	177
Inventories	36,528	27,485
Prepaid expenses	11,369	5,135
Loans receivable	914	-
Total current assets	139,925	161,762
Non-current deposits	565	599
Non-current income tax receivable	3,570	3,570
Non-current other investments	1,993	-
Non-current IVA receivable	7,507	4,256
Non-current loans receivable	2,718	-
Deferred income tax asset	-	936
Intangible assets	-	40
Right-of-use leased assets	563	664
Mineral properties, plant and equipment	215,863	122,197
Total assets	$372,704	$294,024

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$27,740	$31,991
Income taxes payable	4,631	4,228
Loans payable	5,791	4,128
Lease liabilities	145	207
Total current liabilities	38,307	40,554
Loans payable	8,242	6,366
Lease liabilities	680	794
Provision for reclamation and rehabilitation	7,592	7,397
Deferred income tax liability	10,597	1,506
Total liabilities	65,418	56,617

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued, issuable
and outstanding 189,989,563 shares (Dec 31, 2021 - 170,537,307 shares)	657,833	585,406
Contributed surplus	5,543	6,331
Retained earnings (deficit)	(356,090)	(354,330)
Total shareholders' equity	307,286	237,407
Total liabilities and shareholders' equity	$372,704	$294,024

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)
(expressed in thousands of US dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021

Operating activities
Net earnings (loss) for the period	$(1,499)	$(4,479)	$(1,760)	$14,426

Items not affecting cash:
Share-based compensation	760	725	3,259	2,918
Depreciation, depletion and amortization	6,023	4,980	16,809	19,327
Impairment (reversal of impairment) of non-current assets, net	-	-	-	(16,791)
Write off of exploration properties	-	-	500	-
Deferred income tax expense	2,053	3,017	10,027	7,260
Unrealized foreign exchange loss (gain)	89	140	(131)	87
Finance costs	312	195	946	702
Write down of inventory to net realizable value	1,323	-	1,323	272
Loss (gain) on asset disposal	(2,826)	-	(2,780)	(5,807)
Loss (gain) on other investments	1,097	3,077	3,366	(835)
Net changes in non-cash working capital	85	(7,808)	(20,957)	(16,168)
Cash from (used in) operating activities	7,417	(153)	10,602	5,391

Investing activities
Proceeds on disposal of property, plant and equipment	250	-	332	7,541
Mineral property, plant and equipment	(52,889)	(23,373)	(81,337)	(38,807)
Reclamation and rehabilitation change in estimate	(157)	-	(157)	-
Purchase of investments	-	-	(2,119)	(832)
Proceeds from disposal of marketable securities	-	-	-	9,288
Redemption of (investment in) non-current deposits	30	1	34	-
Cash from (used) in investing activities	(52,766)	(23,372)	(83,247)	(22,810)

Financing activities
Repayment of loans payable	(1,268)	(843)	(3,565)	(2,730)
Repayment of lease liabilities	(55)	(46)	(161)	(131)
Interest paid	(204)	(159)	(585)	(526)
Public equity offerings	-	864	46,001	59,998
Exercise of options	20	-	1,598	4,583
Share issuance costs	(93)	(27)	(2,905)	(1,293)
Deferred share unit redemption	-	-	(6)	-
Performance share unit redemption	-	(189)	(1,897)	(2,363)
Cash from (used) financing activities	(1,600)	(400)	38,480	57,538

Effect of exchange rate change on cash and cash equivalents	(84)	(190)	55	(126)

Increase (decrease) in cash and cash equivalents	(46,949)	(23,925)	(34,165)	40,119
Cash and cash equivalents, beginning of the period	116,226	125,191	103,303	61,083
Cash and cash equivalents, end of the period	$69,193	$101,076	$69,193	$101,076